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+1 (650) 813-5640

January 18, 2018
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Christine Torney / Jim Rosenberg – Accounting
Chris Edwards/ Erin Jaskot – Legal

Re:    Menlo Therapeutics Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on January 12, 2018
CIK No. 0001566044

Ladies and Gentlemen:
On behalf of our client, Menlo Therapeutics Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2018 (the “January 16 Letter”) in connection with the Company’s prior correspondence with the Staff dated December 28, 2017 (the “December 28 Letter”). The Company is also submitting to the Commission, via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects revisions to the Amendment No. 1 to the Draft Registration Statement made in response to the January 16 Letter from the Staff to Steven L. Basta of the Company, as well as certain other updated information. The Company confirms that as of the date of this letter, it continues to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. For reference purposes, the comments contained in the Staff’s letter dated January 16, 2018 are reproduced below in bold type and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

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Amendment No. 2 to Draft Registration Statement on Form S-1

Notes to Financial Statements
2. Significant Accounting Policy
Revenue Recognition, page F-10

1.	Regarding your response to the third bullet of our prior comment 2, please revise your disclosure to provide the description and the amount for each substantive milestone as required ASC 605-28-50-2.
Response to Comment 1:
In response to Staff’s comment, the Company is revising its disclosure on pages F-12 and F-36 to describe and disclose the amount of each substantive milestone as required by ASC 605-28-50-2. The other events that give rise to payment under the Company’s collaboration agreement with JT Torii are not milestones as that term is described in ASC 605-28-20 because their occurrence depends on JT Torii’s performance, not the Company’s performance.

2.
Please refer to your response on comment 3. Clarify in your disclosure what is meant by “separate earnings process” and how that enters into your determination as to whether to account for the September 1, 2017 services agreement as a separate arrangement rather than as one arrangement with the August 10, 2016 collaboration agreement. Provide us an analysis addressing each of the factors listed in ASC 986-605-55-4 and any other factors that you considered in concluding that the September 1, 2017 is a separate arrangement. Further disclose the amount of cost incurred for the September 1, 2017 arrangement and the August 10, 2016 collaboration agreement for each period presented and where the costs are classified in your statements of operation. Refer to ASC 730-20-50-1.b.

Response to Comment 2:

In response to the Staff’s comment, the Company respectfully advises the Staff that it accounts for the services agreement with JT Torii as a separate arrangement because (a) the services agreement was entered over a year after the collaboration agreement and was not contemplated as of the date of the collaboration agreement, (b) the services agreement serves a different purpose than the collaboration agreement, (c) the Company has no defined obligations under the services agreement, and (d) the Company only provides agreed upon services for which it is reimbursed.

The parties first entered into the collaboration agreement on August 16, 2016. Approximately six months after the execution of the collaboration agreement, the parties began

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discussions about the possibility of the Company providing services to JT Torii in connection with its development of serlopitant in Japan. These discussions ultimately led to the execution services agreement in September 2017, over a year after the collaboration agreement was executed. When the Company and JT Torii entered into the collaboration agreement, the parties anticipated that the Company and JT Torii would each conduct development activities for serlopitant exclusively in their respective territories—JT Torii in Japan, and the Company in the rest of the world. Under the collaboration agreement, the parties formed a Joint Steering Committee, which functions to facilitate the exchange of information that is beneficial to both parties in their respective development of serlopitant. The collaboration agreement also contemplated that the Company would enter into a supply agreement with JT Torii for the supply of serlopitant to be used by JT Torii clinical trials, and potentially for use in commercial sales if serlopitant is approved in Japan. The Company has no obligation to provide any additional services under the collaboration agreement, including those services covered in the services agreement.

The services agreement also serves a different purpose than the collaboration agreement, does not establish any obligations on the part of the Company and provides for reimbursement of agreed upon services. Per the terms of the collaboration agreement the Company provided license rights to develop and commercialize serlopitant in Japan, agreed to participate in the Joint Steering Committee and agreed to supply APIs for clinical and possibly commercial purposes. Per the terms of the services agreement, the Company agreed to provide support activities, which are characterized as project management support, API analytical method development and validation, support for regulatory activities, support for audits and QA, documentation support, and procurement support. While the activities associated with the collaboration agreement can only be provided by the Company, the activities under the services agreement can be performed by vendors other than the Company. The Company has agreed to provide these services to JT Torii, though, because the Company is also doing similar work on its own behalf;the Company has no obligation to provide such services and JT Torii has no obligation to use the Company for such services. In addition, to the extent the Company does provide any services, JT Torii is only obligated to reimburse the Company for expenses incurred, including for third-party services and personnel costs at customary rates. Further, the activities performed under the services agreement do not impact the Company's obligations under the collaboration agreement, including the grant of the licenses, the participation in the Joint Steering Committee and the obligation to supply APIs. As such, it was concluded that the ancillary services being performed under the services agreement have value to JT Torii on a standalone basis. JT Torii does not have a general right of return on delivered items under the collaboration agreement. Further, the pricing of the services under the services agreement does not appear to be significantly discounted. As a result, the Company concluded that the services being performed under the services agreement are both capable of being distinct and distinct within the context of the contract.

Because (a) the services agreement was entered over a year after the collaboration agreement, (b) the services agreement serves a different purpose than the collaboration

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agreement and there is no interdependence between the two contracts, (c) the Company has no defined obligations under the services agreement, and (d) the Company only provides agreed upon services for which it is reimbursed, the Company has concluded that the services agreement is a separate agreement and not part of a single arrangement with the collaboration agreement. This conclusion is also supported by the factors listed in ASC 985-605-55-4 as follows:

a. The contracts or agreements are negotiated or executed within a short timeframe of each other.

The collaboration agreement and the services agreement were executed over a year apart and negotiated separately. Negotiations for the services agreement did not start until months after the collaboration agreement was executed.

b. The different elements are closely interrelated or interdependent in terms of design, technology, or function.

The elements of the collaboration agreement and the services agreement are different. The collaboration agreement includes a license for intellectual property rights and contemplates the supply of serlopitant, and the obligation to participate in committees for information sharing. The services agreement includes services that are not contemplated by the collaboration agreement and can be performed by vendors other than the Company, and the specific payment for such services is set forth in the services agreement.

c. The fee for one or more contracts or agreements is subject to refund, forfeiture, or other concession if another contract is not completed satisfactorily.

Payments under the collaboration agreement are not subject to refund, forfeiture or other concession based on performance under the services agreement. Likewise, payments under the services agreement are not subject to refund, forfeiture or other concession based on performance under the collaboration agreement.

d. One or more elements in one contract or agreement are essential to the functionality of an element in another contract or agreement.

When the collaboration agreement was entered, it was contemplated that JT Torii would conduct its own development to support its regulatory filings on its own or with other third party subcontractors of its choosing. JT Torii is not obligated to obtain services from the Company under the services agreement, and the Company is not obligated to provide any such services.

e. Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

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Under the services agreement, the Company is paid for services after they are provided. Under the collaboration agreement, the Company is paid an upfront license fee and has the potential to be paid upon achievement of certain events, and through royalties from the sale of products covered by the license, if such products are approved. There is no interrelationship of payment terms between the collaboration agreement and the services agreement.

f. The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same entity) to do what in essence is a single project.

As noted above, the negotiations for the services agreement were separated from the negotiation and execution of the collaboration agreement by several months. As the services agreement was not contemplated at the time of the collaboration agreement, it would not have been possible for there to have been joint negotiations with respect to both agreements.

The Company further respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 58 and is amending the disclosure on page F-36 to include estimated costs incurred under the services agreement. The Company respectfully notes to the Staff that it does not separately track expenses under the collaboration agreement. Such expenses are included in general research and development expenses, and the Company estimates that such expenses have been immaterial. The disclosure on pages F-12 and F-37 has been updated to reflect this as well.

3.
We acknowledge your response to comment 4. Please refer to disclosures at page F-10 where you state, “The Company’s performance obligations under the license agreement includes the transfer of intellectual property rights in the form of licenses, obligations to participate on certain development and/or commercialization committees with the collaboration partners and supply manufactured drug product for clinical trials.” Also refer to page F-11 where you state, “Under the Collaboration Agreement, the Company has determined that the license does not have standalone value separate from the research and development services...” Clarify in you disclosure what you mean by research and development services and whether they include the obligations to participate on certain development and/or commercialization committees with the collaboration partners and to supply manufactured drug products for clinical trials. Also, disclose, as stated in your response, that you are reimbursed by JT Torii for the non-commercial supplies of serlopitant at the same rate as you are charged by your third party manufacturer, which does not include a significant and incremental discount to JT Torii.

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Response to Comment 3:
In response to the Staff’s comment, the Company is amending the disclosure on pages F-11 and F-35.
Common Stock Valuation

Response to Comment 8 from November 27, 2017 Comment Letter, page 1-8

4.
Please bridge, on a pre-reverse split basis, price increases from your September 30, 2017 estimated fair value per share of $2.60 to the $3.40 per share used for the October 25, 2017 options and to the $4.56 per share used for the November 30, 2017 options. In your response, explain any significant events that occurred in the Company’s operations between these dates, and what objective and subjective factors were considered to determine the October and November 2017 valuations, as applicable, similar to those in your response to arrive at the September 30, 2017 $2.60 per share valuation.

Response to Comment 4:

In response to the Staff's comment, the Company is concurrently with this letter supplementing and updating its supplemental letter regarding Stock Based Compensation dated January 5, 2018.
***
We hope that the foregoing has been responsive to the Staff’s comments and will provide you with marked copies of the Registration Statement to expedite your review. If you have any questions about this letter or require any further information, please call Stephen B. Thau at (650) 813-5640.

Very truly yours,

/s/ Stephen B. Thau

Stephen B. Thau
cc:    Steven L. Basta, Menlo Therapeutics Inc.
Alfredo B. D. Silva, Morrison & Foerster LLP
Shannon E. Sibold, Morrison & Foerster LLP
Mark V. Roeder, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP